Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
 www.allianzlife.com

VIA EDGAR

April 6, 2012

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Allianz Life Insurance Company of New York
Allianz Life Variable Account C
Post-Effective Amendment No. 8 to Registration Statement on Form N-4
File Nos. 333-171428 and 811-05716

Dear Ms. Samuel:

Enclosed for filing please find Post-Effective Amendment No. 8 to the Form N-4 Registration Statement for the above-referenced Registrant. We received oral comments from you on March 22, 2012 with respect to Registrants’ Post-effective Amendment No. 7 to the Registration Statement filed on February 16, 2012. All page numbers in this letter refer to the redline prospectus that was sent to you with the February 16th filing.

1.	Cover Page.

Confirm that all information from the line “Dated: April 30, 2012” and above fits on the cover page as required by Form N-4 and Rule 481 of the Securities Act of 1933.

Response:

Confirmed.

2.	Inside Front Cover – Table of Benefits That Are No Longer Available

Please clarify that these are prior versions of optional benefits that are no longer available and indicate where the benefit’s version identifier is located.

Response:

Revised as requested.

AZL-VisNY POS May 2012 485b  page 1

3.	Section 7, Expenses – Mortality and Expense Risk (M&E) Charge, page 30

In footnote 1 to the M&E charge table please clarify that if the Additional Required Benefit is removed from the Contract, the Maximum Anniversary Death Benefit retains any prior lock ins of annual investment gains, but will not receive any future lock ins. This comment also applies to section 11, Selection of Optional Benefits and section 11.d, Maximum Anniversary Death Benefit.

Response:

Revised as requested in all sections.

I hereby represent that the enclosed Post-Effective Amendment does not contain disclosure which would render it ineligible to become effective pursuant to Securities Act Rule 485(b).

Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

Allianz Life Insurance Company of New York

By: /s/ Stewart D. Gregg
         Stewart D. Gregg

AZL-VisNY POS May 2012 485b  page 2